August 4, 2015

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Allergan plc (Formerly Actavis plc)

Form 10-K for the Fiscal Year December 31, 2014

Filed February 18, 2015

File No. 001-36867

Dear Mr. Rosenberg:

We are writing in response to the comment letter dated June 19, 2015 submitted to Allergan plc, formerly Actavis plc (the “Company”) from the Division of Corporation Finance (the “Staff”) regarding the Company’s February 18, 2015 Form 10-K filed for the year ended December 31, 2014 as further discussed with the Staff via teleconference on July 31, 2015. For your convenience the Staff’s initial comment is included below.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 18 – Income Taxes, page F-73

Comment

Your disclosure on page 81 states that your effective tax rate was impacted by losses in certain jurisdictions for which no tax benefit is provided, the amortization of intangibles and the step-up in inventory tax, which benefited at a lower rate than the Irish statutory rate. This disclosure appears overly general considering the significant fluctuations in the following line items on your effective income tax reconciliation during the periods presented— “earnings subject to the U.S. federal and state tax rates,” “earnings subject to rates different than the statutory rate,” “intangible amortization,” and “tax rate changes.” Please provide us proposed disclosure to be included in future filings thoroughly explaining the reasons for the significant line item fluctuations.

Response

For ease of reference in responding to this letter we have included the effective tax rate reconciliation in both dollars and percentages.

	Actavis plc
	December 31,		December 31,
	2014		2013
Statutory rate	$(214.0)	(12.5)%	$(79.8)	(12.5)%
Earnings subject to the U.S. federal and state tax rates	(5.5)	(0.3)%	169.5	26.6%
Earnings subject to rates different than the statutory rate	(15.7)	(0.9)%	(64.8)	(10.2)%
Impact of acquisitions and reorganizations	—	0.0%	(5.0)	(0.8)%
Goodwill Impairments	2.2	0.1%	84.2	13.2%
Tax audit outcomes	1.8	0.1%	7.2	1.1%
Non-deductible expenses	143.5	8.4%	22.5	3.5%
R&D credits and U.S. manufacturing deduction	(59.9)	(3.5)%	(36.1)	(5.7)%
Rate changes	42.3	2.5%	2.1	0.3%
Valuation allowance	(1.7)	(0.1)%	3.7	0.6%
Other	25.1	1.4%	9.2	1.6%

Effective income tax rate	$(81.9)	(4.8)%	$112.7	17.7%

The following is our proposed disclosure to be included in future filings in our annual “Management’s Discussion and Analysis” (“MD&A”) section, including for line items that significantly change period over period. Additional line items may be addressed in future filings based on the materiality of the impact on the effective tax rate for those prospective periods.

Proposed MD&A Disclosure

	Years Ended December 31,		Change
($ in millions)	2014	2013	Dollars	%
(Benefit)/Provision for income taxes	$(81.9)	$112.7	$(194.6)	(172.7)%
	(4.8)%	17.7%

The Company’s effective tax rate for the twelve months ended December 31, 2014 was a benefit of (4.8)% compared to a provision of 17.7% for the twelve months ended December 31, 2013. The reconciliations between the statutory Irish tax rate for Actavis plc and the effective income tax rate were as follows:

	Actavis plc
	Year Ended December 31,
	2014	2013
Statutory rate	(12.5)%	(12.5)%
Earnings subject to the U.S. federal and state tax rates (1)(3)	(0.3)%	26.6%
Earnings subject to rates different than the statutory rate (2)(3)	(0.9)%	(10.2)%
Impact of acquisitions and reorganizations	0.0%	(0.8)%
Goodwill Impairment (4)	0.1%	13.2%
Tax audit outcomes	0.1%	1.1%
Non-deductible expenses (5)	8.4%	3.5%
R&D credits and U.S. manufacturing deduction	(3.5)%	(5.7)%
Rate changes (6)	2.5%	0.3%
Valuation allowance	(0.1)%	0.6%
Other	1.4%	1.6%

Effective income tax rate	(4.8)%	17.7%

During 2014 the Company’s overall business and geographical split of (loss) / income was significantly impacted by the acquisition of Forest on July 1, 2014, as well as, the inclusion of a full year of Warner Chilcott’s operations (compared to three months in 2013). These acquisitions resulted in year over year fluctuations in our financial statements and impacted certain line items included in our tax rate reconciliation. The material drivers of the period-over-period tax rate movements are as follows:

(1)	Earnings subject to U.S. federal and state tax had little impact on the effective tax rate for the period ended December 31, 2014 compared to its contribution to a large increase in the tax rate for the period ended December 31, 2013 due to significant expenses in 2014 that generated a loss in the U.S. These expenses included incremental cost of goods sold related to inventory stepped up to fair value when acquired as part of the Forest Acquisition, amortization expense related to intangibles acquired as part of the Forest Acquisition, and equity based and other compensation relating to Forest employees as part of our restructuring plans.
(2)	The decrease in the impact of earnings subject to tax rates different than the statutory rate is primarily driven by (1) the inclusion of operating income from Forest and a full year of operating income from Warner Chilcott and (2) the related increase in amortization expense attributable to the intellectual property acquired in the Forest and Warner Chilcott acquisitions.
(3)	The income taxes associated with intangible amortization and non-goodwill impairments reduced the 2014 tax benefit by $130.1 million and $41.3 million, respectively.
(4)	The income tax rates were impacted by goodwill impairments in the years ended December 31, 2014 and 2013. In the year ended December 31, 2014, as part of the Pharmatech Transaction, the Company recognized a pre-tax goodwill impairment of $17.3 million. In the year ended December 31, 2013, the Company recorded a pre-tax goodwill impairment charge related to then current Actavis Pharma — Europe reporting unit of $647.5 million. These goodwill impairments are non-deductible for tax purposes.
(5)	Non-deductible expenses in the year ended December 31, 2014 primarily resulted from one-time non-deductible pre-tax expenses for the 2015 Branded Prescription Drug Fee of $179.2 million, including the impact of a $115.8 million charge for an additional year of the fee in accordance with final regulations issued in the third quarter of 2014 by the Internal Revenue Service.
(6)	Certain tax law changes were enacted during 2014 which impacted the tax rates applicable to our deferred tax liabilities. During the fourth quarter of 2014, we increased our deferred tax liability by $42.3 million to account for these changes.

During the year ended December 31, 2012, the Company’s country of domicile was the United States. Comparisons of reconciliations of income tax rates between the years ended December 31, 2013 and 2012 are not meaningful due to this change.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please call James C. D’Arecca at (862) 261-7000.

Sincerely,
/s/ James C. D’Arecca

James C. D’Arecca
Chief Accounting Officer